FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

The following regulated information, disseminated pursuant to DTR 6.3.5, comprises the scrip dividend circular for the third interim dividend for 2016 which was sent to shareholders of HSBC Holdings plc on 3 November 2016. A copy of the scrip dividend circular is available at www.hsbc.com/dividends

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.
If you sold or transferred all or some of your ordinary shares on or before 19 October 2016, but those shares are included in the number shown in box 1 on your form of election or entitlement advice for the third interim dividend for 2016, you should, without delay, consult the stockbroker or other agent through whom the sale or transfer was effected for advice on the action you should take.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of HSBC Holdings plc trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

3 November 2016
Dear Shareholder
2016 THIRD INTERIM DIVIDEND
On 3 October 2016 your Directors declared a third interim dividend for 2016 of US$0.10 per ordinary share. This dividend is payable on 6 December 2016 to shareholders who are recorded on the Principal register or Bermuda Overseas Branch register on 21 October 2016 or Hong Kong Overseas Branch register on 24 October 2016# ('record date'). You have a choice of receiving this dividend in cash in three currencies (US dollars, Hong Kong dollars or sterling). You may also elect to receive it as a scrip dividend in the form of new shares.
# Record date on the Hong Kong Overseas Branch register changed in accordance with Practice Note 8 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited due to raising of typhoon signal no. 8 in Hong Kong on 21 October 2016.
SCRIP DIVIDEND
You can elect to receive new shares at a market value of US$7.6227 (£6.2420) instead of receiving the dividend in cash. If you elect to receive new shares, you will increase your shareholding without incurring dealing costs or stamp duty. The Company will also benefit by retaining cash which would otherwise be payable by way of the cash dividend. At the 2016 Annual General Meeting shareholders gave Directors authority to offer a scrip dividend scheme for a further three-year period, which will apply to this third interim dividend for 2016. The appendix to this letter sets out further details of the scrip dividend.
We encourage you to sign up to receive all communications from the Company by email. Please go to www.hsbc.com/ecomms to register your email address so that we can send you email notifications when shareholder documents are available on our website and of your dividend entitlements.
Yours sincerely

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered in England: number 617987

Appendix
How is the scrip dividend calculated?
The scrip dividend is calculated using the average middle market closing price of HSBC Holdings plc ordinary shares quoted on the London Stock Exchange for the five business days beginning with the ex-dividend date of 20 October 2016. The market price is converted to US dollars (the "Market Value") using the exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 26 October 2016. For this dividend the scrip price is US$7.6227 (£6.2420).
The formula used for calculating your entitlement to new shares is as follows:
Number of shares held at the record date x cash dividend per share + any residual dividend entitlement brought forward = maximum dividend available for share election
Maximum dividend available = maximum number of new shares
Market Value               (rounded down to the nearest whole number)
An online calculator to assist you in calculating your dividend entitlement is available at www.hsbc.com/dividends.
For example, if you own 1,000 ordinary shares and the cash dividend is US$0.10 per ordinary share, the maximum dividend available would be US$100. The maximum number of new shares you would receive if the Market Value was US$10 is therefore 10 new shares.
You may elect to receive new shares in respect of all or part of your holding of ordinary shares. No fraction of a share will be issued.
If you elect to receive the maximum number of new shares in lieu of your dividend, a residual dividend entitlement may arise, representing the difference between the total Market Value of the new shares and the maximum dividend available in respect of your shareholding. This residual dividend entitlement will be carried forward in US dollars (without interest) to the next dividend. Therefore, we will pay you any residual dividend entitlement if you dispose of your entire holding; or receive the dividend in cash; or revoke your standing instruction to receive new shares; or if you ask us to send it to you.
If you have less than 77 ordinary shares you will not receive any new shares for this dividend.
The new shares will be issued subject to the Articles of Association of the Company and will rank equally with the existing issued ordinary shares in all respects.
What is the currency conversion rate for cash dividends?
The dividend is declared in US dollars. It will then be converted into Hong Kong dollars and sterling using the forward exchange rate quoted by HSBC Bank plc in London at or about 11.00 am on 28 November 2016. For example, using the exchange rates on 26 October 2016, the US dollar cash dividend would be HK$0.7756 or £0.0819. The exchange rate to be applied for this dividend will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges on or around 28 November 2016.

If you do not choose the currency in which to receive your cash dividend, you will be paid as follows:
1. Principal register in the United Kingdom - sterling (except for those who are resident in the United States in which case it will be US dollars)
2. Hong Kong Overseas Branch register - Hong Kong dollars

3. Bermuda Overseas Branch register - US dollars.

What action is required?
Your form of election or entitlement advice (the "Form") is included with this letter. If you have registered your email address, you should have been sent an electronic version. If you do not wish to change how you receive your dividend, you should take no action, your dividend will be paid as indicated in the Form.
If you wish to change the way you receive your dividend, you must either do so by 24 November 2016 using the online system "Investor Centre"*, returning the Form, or by writing to our Registrar, Computershare at the relevant address given at the end of this letter.
We can pay your dividend direct to your bank account in the United Kingdom, United States or Hong Kong if your bank account is denominated in the local currency. Please provide your bank account details to the Registrar by completing the dividend payment instruction section of the Form.

No acknowledgement of receipt of a form of election will be issued.

Other information
If all eligible shareholders elected to receive new shares for the third interim dividend for 2016, approximately 261,085,688 new shares would be issued, representing an increase of 1.31 per cent in the issued ordinary share capital (excluding treasury shares) of the Company, as at the latest practicable date being 25 October 2016. Accordingly, the total cost of the third interim dividend for 2016 if no new shares were issued would be approximately US$1,990 million. The applicable tax credit is the sterling equivalent of approximately US$221 million.
Transfers
If you recently acquired ordinary shares registered on the Principal register in the United Kingdom or the Overseas Branch registers in Hong Kong or Bermuda, your share transfer must have been lodged with the Principal Registrar or the Bermuda Overseas Branch Registrar before 4.00 pm on 21 October 2016 or the Hong Kong Overseas Branch Registrar before 4.00pm on 24 October 2016 in order to receive the dividend.
*If you have not yet signed up to use Investor Centre you may do so at any time at www.investorcentre.co.uk or www.investorcentre.com/hk or www.investorcentre.com/bm. You can view your shareholding at any time on Investor Centre.

Issue of share certificates and listing of new shares
Applications will be made to the UK Listing Authority and to the London Stock Exchange for the new shares to be admitted to the Official List and to trading respectively, to the Stock Exchange of Hong Kong for listing of, and permission to deal in, the new shares, and to the New York, Paris and Bermuda stock exchanges for listing of the new shares.
Existing ordinary shares on the Principal register may be held either in certificated form, or in uncertificated form through CREST. If you hold ordinary shares in both certificated and uncertificated form, each holding will be treated separately for the purpose of calculating entitlements to new shares.
Definitive share certificates for the new shares issued in respect of holdings in certificated form are expected to be mailed to shareholders entitled thereto at their risk on or about 6 December 2016, at the same time as warrants in respect of the cash dividend are mailed. New shares issued in respect of holdings of ordinary shares which are in uncertificated form will also be issued in uncertificated form. The Company will arrange for the relevant shareholders' stock accounts in CREST to be credited with the appropriate numbers of new shares on 6 December 2016.
Dealings in the new shares in London, Hong Kong, Paris and Bermuda, and in the American Depositary Shares in New York are expected to begin on 6 December 2016.
The new shares will rank pari passu with the existing ordinary shares of the Company.

Your responsibilities
Whether or not it is to your advantage to elect to receive new shares in lieu of a cash dividend or to elect to receive payment in US dollars, sterling or Hong Kong dollars is a matter for individual decision by each shareholder. HSBC cannot accept any responsibility for your decision.
Overseas shareholders
No person receiving a copy of this document or the form of election in any jurisdiction outside the United Kingdom or Hong Kong may treat the same as offering a right to elect to receive new shares unless such offer could lawfully be made to such person without the Company being required to comply with any governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside the United Kingdom and Hong Kong who wishes to receive new shares under the scheme to comply with the laws of the relevant jurisdiction(s), including the obtaining of any governmental or other consents and compliance with all other formalities. It is also the responsibility of any person who receives new shares in lieu of a cash dividend to comply with any restrictions on the resale of the shares which may apply outside the United Kingdom and Hong Kong. For example, shareholders in Ontario who have new shares allotted to them under the Scheme must ensure that the first trade of their new shares is executed on a stock exchange outside Canada.
Taxation
The effect on the tax position of any shareholder receiving a cash dividend or electing to receive new shares in lieu of a cash dividend will depend upon the shareholder's own individual circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. No tax is currently withheld from dividends paid by the Company. In April 2016 the UK dividend tax credit was abolished and replaced by a new £5,000 tax-free dividend allowance. Tax rates on UK dividend income were also increased.
To assist shareholders who receive a scrip dividend, we will send a Dividend Confirmation which may be needed for tax returns.
Further information on taxation is provided on our website at www.hsbc.com/dividends.

Timetable of events
American Depositary Shares quoted ex-dividend in New York	19 October 2016
Ordinary shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	20 October 2016
Record date for the third interim dividend for 2016 for holders on the Principal register or Bermuda Overseas Branch register	21 October 2016
Record date for the third interim dividend for 2016 for holders on the Hong Kong Overseas Branch register	24 October 2016
FINAL DATE FOR RECEIPT BY REGISTRAR OF FORMS OF ELECTION, REVOCATIONS OF STANDING INSTRUCTIONS FOR SCRIP DIVIDENDS AND ELECTRONIC INSTRUCTIONS	24 November 2016
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	28 November 2016
Payment date - dividend warrants mailed; new share certificates or Bermuda Overseas Branch register Transaction Advices and Dividend Confirmations mailed; and shares credited to stock accounts in CREST

6 December 2016
Expected first day of dealings in new shares in London, Hong Kong, Paris and Bermuda; and in American Depositary Shares in New York	6 December 2016

Communications
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC's website. To receive, by email, future notifications of the availability of a corporate communication on HSBC's website, or revoke or amend an instruction to receive such notifications, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC's website and would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.
Further copies of this letter, replacement forms of election and a Chinese translation of this and future documents may be obtained from the Registrar.

Principal register                                    Hong Kong Overseas Branch register Computershare Investor Services PLC Computershare Hong Kong Investor Services Limited
The Pavilions                                          Rooms 1712-1716, 17th Floor
Bridgwater Road                                     Hopewell Centre
Bristol                                                     183 Queen's Road East
BS99 6ZZ                                                 Hong Kong SAR
United Kingdom                                     Telephone: +852 2862 8555
Telephone: +44 (0) 370 702 0137             Email: hsbc.ecom@computershare.com.hk
Email via website:                                    Investor Centre:
www.investorcentre.co.uk/contactus     www.investorcentre.com/hk
Investor Centre:
www.investorcentre.co.uk
Bermuda Overseas Branch register       US Shareholder helpline
Investor Relations Team                        Telephone: +1 866 299 4242
HSBC Bank Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda
Telephone: +1 441 299 6737
Email: hbbm.shareholder.services@hsbc.bm
Investor Centre: www.investorcentre.com/bm
Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 ("nominated persons"). The main point of contact for nominated persons remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to nominated persons' personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC's Registrar. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.
Within this document the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as "Hong Kong".
The Directors of HSBC Holdings plc are Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai†, Pauline van der Meer Mohr† and Paul Walsh†.
† Independent non-executive Director
Produced and printed by Computershare Investor Services PLC, Bristol, UK

12AQ5F D01                                                                                                                                                                                                        001CSN3953

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 03 November 2016